MAIL STOP 3561

July 6, 2009

<u>via U.S. mail and facsimile</u>

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Supplemental Correspondence Faxed and Dated July 2, 2009 Re Form 1-A/A
File No.: 24-10220

Dear Mr. Buckels:

We reviewed your supplemental materials dated July 2, 2009 and have the following comments. Where indicated, we think your Form 1-A/A should be revised in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>General</u>

1. We reissue prior comment one regarding the tax opinion. The statement that "the LLC can file a partnership return" addresses the LLC's ability to make a filing, but it does not provide an opinion with respect to the LLC's tax status.

In addition, please provide revised disclosure in response to the following portion of prior comment one: "Also, the discussion of the tax consequences in the offering circular should indicate that Mr. Park provided an opinion, which is included as an Exhibit to the Form 1-A."

Narrative Summary of Officers' Prior Performance

2. We note the statement that Primo Properties raised $40,000 in the form of three private investor loans. You state, however, that "[w]hile these investments represent similar objectives as the Company no funds were used by outside investors." Please revise to reconcile the apparent inconsistency.

3. You state that Homework Home Services "primarily has served as a property services and renovation contractor." If this entity has not purchased investment properties as the other two affiliates have done—and as EquityPoint proposes to do—it is unclear why you include narrative and tabular prior performance information for Homework Home Services. Please revise to clarify the business of Homework Home Services.

Tables I-V

4. It is unclear why the tables omit several line items. For example, please provide the following information, or advise.

   - The Table I information for Primo Properties LLC does not include acquisition costs, total acquisition cost, or percent leverage;
   - The Table III information does not provide profit on sale of properties, the allocation of taxable income from operations and from gain on sale, or the allocation of the sources of cash distributions;
   - The Table IV information appears to present a single sale of approximately $1.68 million by Home Investments LP, but you state in the narrative section that 66% of the 30 properties have been resold for $1.68 million;
   - Table IV does not include dates of acquisition or sale, selling price net of closing costs; and
   - Table V does not provide location, type of property, space or number of unites, mortgage financing at date of purchase.

Closing Comments

As appropriate, please revise the Form 1-A in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236, or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
    Facsimile: 951-602-6049